POWER OF ATTORNEY

The undersigned, Edward Allen Bell, an individual from the State of West Virginia, United States (the "Filer"), does hereby make, constitute and appoint each of Caitlin Throne, David Lavan, and Ian Henry, acting severally, as his true and lawful attorneys-in-fact, for the purpose of, from time to time, executing, in his name and on his behalf, any and all documents, certificates, instruments, statements, filings, agreements and amendments (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including, without limitation, Schedules 13D and 13G and Forms 3, 4, and 5, and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority or other person, and giving and granting to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the Filer and/or its direct and indirect subsidiaries, as applicable, might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 10th day of February, 2025.

By: /s/ Edward Allen Bell
Name: Edward Allen Bell